Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES SIGNIFICANT EXTENSION OF HIGH-GRADE CORE AT GOLD RIVER TREND

•                        High-grade core within current resource extended 125 metres (“m”) to depth and 120 m to west

•                  Key intercepts include 18.48 grams per tonne (“gpt”) over 4.00 m, 4.59 gpt over 2.10 m and 2.55 gpt over 5.00 m

•                        Additional mineralization intersected 420 m east of existing resource, including intercepts of 18.55 gpt over 1.00 m and 4.56 gpt over 1.50 m

•                        New interpretations suggest potential for additional mineralized trends to north and south of Gold River Trend

•                        Potential to expand current resource with further drilling considered excellent

TORONTO, ONTARIO— (Marketwire — June 7, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced the results of seven new holes (1,440 m) of drilling at the Company’s Gold River Trend property (the “Property”). Resources at Gold River Trend are contained within two deposits, the East Deposit and West Deposit, both of which are located approximately 4.0 kilometres south of the Timmins West Mine shaft. The deposits include 2.5 kms of mineralized showings along the Gold River Trend, a major alteration and deformation zone lying north of the Destor Porcupine Fault Zone. In combination, the current resource for both deposits include 117,400 ounces Au (690,000 tonnes grading 5.29 gpt) in the Indicated category and 1,027,800 ounces Au (5,273,000 tonnes at an average grade of 6.06 gpt) in the Inferred category.

Of the current resources, 310,900 ounces (986,000 tonnes grading 9.81 gpt) are located within a high-grade core in the East Deposit between 400 and 800 metres from surface, which remains open. The results being released today include extensions of the high-grade core by 125 m to depth and 120 m to the west, with mineralization also intersected 420 m to the east of the existing resource.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s drill results continue to confirm and extend the size of the overall gold system at the Gold River Trend and highlight the potential for the high-grade core within the East Deposit to be much larger than previously estimated. With an average grade of close to 10.00 gpt, the high-grade core is a very attractive target and extensions in any direction afford us the opportunity to significantly increase the resource base within this very large land position and to grow the value of the Gold River Trend project.”

Included in the results are four holes (TH-12-132, TH-12-133, TH-12-134 and Th-12-134A) testing below and to the west of the current resource. All four holes intercepted multiple, parallel zones of mineralization. TH-12-134 and 134A extended the high grade core  (referred to as the 4800_SD3 Zone) 125 m  below the bottom of the resource with intersections of 4.59 gpt over 2.10 m and 2.55 gpt over 5.00 m, respectively. The best results were an intercept of 18.48 gpt over 4.00 m, including 86.25 gpt over 0.80 m in TH-12-134A, located 120 m west of the 4800_S1 Zone. TH-12-134A is also 475 m above and 100 m west of previously announced results in TH-11-94A, which also contained multiple zones and intersections such as 5.93 gpt over 3.00 m, 3.50 gpt over 3.50 m and 3.26 gpt over 2.45 m (see press releases dated August 30, 2011 and January 17, 2012).

The new intercept in TH-12-134A is closely associated with a quartz feldspar porphyry dike containing quartz ankerite veining up to 5% disseminated pyrite and arsenopyrite and local visible gold. Based on the new information from these two holes, the potential for continued resource expansion in this area is considered excellent.

An additional three holes tested areas up to 740 m east of the current resource (TH-12-129, TH-12-130 and TH-12-131).  These three holes also intersected multiple zones of strong alteration, deformation and mineralization with the best results including 18.55 gpt over 1.00 m and 4.56 gpt over 1.50 m in TH-12-131. Considering the extremely limited amount of previous drilling and the nature of results in these initial wide-spaced holes, the potential to for further resource additions is considered excellent.

In addition to the drill intersections being reported, observations from recent drilling indicate that the Gold River mineralization is coincident with a strong shear zone that may represent an early thrust fault that introduces a mafic volcanic unit  into the Porcupine Sedimentary Basin, similar to the structural setting in the Hoyle Pond-Vogel-Bell Creek Belt further east in the Timmins  Camp.

These observations are significant given that gold mineralization within Timmins West Complex is largely concentrated at or near the contact between mafic volcanics and sediments. The possibility for additional up-thrusted mafic units to the north and south such as the Red Porphyry trend and Thibault trend are excellent and partly delineated by strong magnetic trends in recent geophysics and limited drilling. The Red Porphyry trend is projected intermittently over a 5.3 km strike length and has been tested with only 13 historic drill holes. Best historic intersection is 5.21gpt over 1.5m (GW-04-03). The Thibault trend has been traced for a 5.9 km strike length through the historic shallow Thibault shaft and has been tested by about 21 historic holes (13 in the shaft area) with the best intersection of 7.08gpt over 1.0m (GS-05-06). Work to further examine this concept and to test these areas is underway.

Quality Control

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the Gold River Trend property is Jacques Samson, P.Geo. who as QP has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Samson is an employee of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the sample is fire assayed with a gravimetric finish. Select zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

There is no guarantee that the drill results and exploration observations reviewed in this press release will result in the identification of resources and/or reserves that can be mined economically.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Gold River Trend Project - Significant Assay Results

Hol	East		From	To	Interval	Grade
Number	Nad 83		(m)	(m)	(m)	(gpt)	Zone
TH-11-130	463030		379.00	383.00	4.00	1.94	Far East Trend
		incl.	382.00	383.00	1.00	4.00
			400.70	401.30	0.60	3.43
TH-11-131	462700		245.50	247.00	1.50	4.56	Far East Trend
			454.00	455.00	1.00	3.77
			466.00	467.00	1.00	18.55
TH-12-132	461320		156.10	162.00	5.90	3.33	4800_SD3
			181.00	184.00	3.00	2.32
			218.00	230.00	12.00	1.44
		incl	227.00	230.00	3.00	2.96
			408.50	409.50	1.00	3.02
			454.00	455.50	1.50	3.88
			472.00	473.00	1.00	9.24
			490.00	493.80	3.80	2.14
TH-12-133	461200		278.00	281.00	3.00	4.21	4800_SD3
			382.50	386.20	3.70	4.95
			414.00	417.00	3.00	4.24
			607.80	608.60	0.80	4.37
			637.10	640.70	3.60	1.71
TH-12-134	461340		650.00	650.70	0.70	7.83	4800_SD3
			697.00	699.40	2.40	3.45
			808.00	810.10	2.10	4.59
TH-12-134A	461340		532.0 677.50	538.2 681.50	6.20 4.00	2.702 18.48	4800_SD3 VG
		incl.	677.50	678.30	0.80	86.25
			848.00	853.00	5.00	2.55

Notes:

(1)	Holes TH-11-129 returned no significant assays.
(2)	Assays are reported uncut.
(3)	True widths are not reported at this time.

Figure 1. Plan View

N
BRISTOL FAULT
Timmins Mine
Thunder Creek
Mattagami River Fault
144 ZONE
Red Porphyry Structure
5.21gpt/1.50m
Golden River West
Golden River East
Sandhill Porphyry
4.95 gpt/3.00m
144 SOUTH
Thibeault Structure
7.08 gpt/1.00m
DESTOR PORCUPINE FAULT
Legend
Newly Released Drill Holes
Drill Holes From Previous Release
Resource Trend
Gold River East Resource Limit
Property Boundary
Projected Porphyry
Alteration Zones
Thunder Creek/144 Alteration/Deformation Zone
0
1
2
Kilometers
LAKE SHORE
GOLD CORP.
Location Map
Date: June, 2012
Name: KB
File: thorne-pr-june-2012.mxd

Figure 2. Long Section